Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canopy Growth Corporation

We, KPMG LLP, consent to the use of our report dated May 31, 2022, on the consolidated financial statements of Canopy Growth Corporation (the “Company”), which comprise the consolidated balance sheets as of March 31, 2022 and March 31, 2021, the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes, and our report dated May 31, 2022 on the effectiveness of internal control over financial reporting as of March 31, 2022, which are incorporated by reference and to the reference to our firm under the heading “Experts” in the Registration Statement under the Securities Act of 1933 on Form S-3 dated February 21, 2023 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 21, 2023

Ottawa, Canada